07025637

082-04401

SUPPL

PSG
CAPITAL (PTY) LIMITED

26 July 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
Stop 3-9

Per fax: 001 202 772 9207

Number of pages in total: 3

Dear Sir/Madam

JD GROUP LIMITED: CHANGES TO THE BOARD

The enclosed letter and attachment is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended ("the Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise, subject thereto that the liabilities of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact the undersigned at:

Telephone : +27 11 797 8436
Facsimile : +27 11 797 8435
E-mail : gerhards@psgcapital.com

Yours faithfully
PSG CAPITAL (PROPRIETARY) LIMITED

G P SWART
Executive: Corporate Finance
cc: J van Eden, Company Secretary: JD Group Limited
cc: S Wilke

PSG
CAPITAL (PTY) LIMITED

26 July 2007

The Vice President
The Bank of New York
1 Wall Street
NEW YORK
NY 10286
UNITED STATES OF AMERICA

Per facsimile: 001 212 635 1121

Dear Sir

JD GROUP LIMITED ("JD Group"): CHANGES TO THE BOARD

For your information, we enclose herewith a copy of the Changes to Board announcement disseminated on the Securities Exchange News Service of the JSE Limited on Wednesday, 25 July 2007.

Yours faithfully
PSG CAPITAL (PROPRIETARY) LIMITED

G P SWART
Executive: Corporate Finance
cc: J van Eden, Company Secretary : JD Group Limited
cc: S Wilke

PSG Capital (Pty) Limited
Reg No. 2006/015817/07

Directors: P Malan • J A Holzhausen (Managing) • A Geldenhuys • B Groenewald
J A Grobbelaar • G P Swart
Secretaries: PSG Corporate Services (Pty) Limited

Building No. 8 • Woodmead Estate
1 Woodmead Drive • Woodmead • 2191
P O Box 987 • Parklands • 2121 • South Africa
Tel: +27 (11) 797 8400 • Fax: +27 (11) 797 8435

"JD Group Limited
(Incorporated in the Republic of South Africa)
(Registration Number: 1981/009108/06)
JSE code: JDG
ISIN: ZAE000030771
("JD Group")

CHANGES TO THE BOARD

In compliance with paragraph 3.59 (b) of the Listings Requirements of the JSE Limited, the Board of Directors of JD Group ("the Board") is pleased to announce that the following Executive Directors will be appointed to the Board with effect from 17 September 2007:

Khensani Richard Chauke;
Hendrik Potgieter Greeff; and
Alan Grattan Kirk.

By order of the board
J van Eden
Company Secretary

25 July 2007

Sponsor
PSG Capital (Proprietary) Limited
Johannesburg"

END